UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

Sequenom, Inc.

(Name of Subject Company (issuer))

Savoy Acquisition Corp.

Laboratory Corporation of America Holdings

(Name of Filing Persons (offeror))

Common Stock, par value $0.001 per share,

and associated preferred stock purchase rights

(Title of Class of Securities)

817337405

(CUSIP Number of Class of Securities)

F. Samuel Eberts III

Senior Vice President, Chief Legal Officer and Secretary

Laboratory Corporation of America Holdings

358 South Main Street

Burlington, North Carolina 27215

(336) 229-1127

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Michael J. Silver

William I. Intner

John H. Booher

G. Allen Hicks

Hogan Lovells US LLP

875 Third Avenue

New York, New York 10022

(212) 918-3000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$369,642,070.50	$37,222.96

*	Estimated solely for purposes of calculating the filing fee. The transaction value was calculated by adding (i) 119,243,357 shares of common stock (including shares issued as restricted stock awards) of Sequenom, Inc. (“Sequenom”), par value $0.0001 per share, multiplied by the offer price of $2.40 per share, (ii) 4,424,325 shares of common stock issuable pursuant to outstanding options with an exercise price less than the offer price of $2.40 per share, multiplied by $0.82 per share, which is the offer price of $2.40 per share minus the weighted average exercise price for such options of $1.58 per share, (iii) 5,005,493 shares of common stock subject to issuance pursuant to restricted stock units, multiplied by the offer price of $2.40 per share, (iv) 168,663 shares of common stock estimated to be subject to outstanding purchase rights under an employee stock purchase plan, multiplied by the offer price of $2.40 per share, and (v) 28,088,372 shares of common stock issuable upon the exercise of convertible notes, multiplied by the offer price of $2.40 per share. The calculation of the filing fee is based on information provided by Sequenom as of July 25, 2016.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Fee Rate Advisory #1 for fiscal year 2016, issued August 27, 2015, by multiplying the transaction value by 0.0001007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $37,222.96	Filing Party: Savoy Acquisition Corp. and Laboratory Corporation of America Holdings
Form or Registration No.: Schedule TO	Date Filed: August 9, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate boxes below to designate the appropriate rule provisions relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed on August 9, 2016 (as amended by Amendment No. 1 filed on August 16, 2016, the “Schedule TO”) in connection with the offer (the “Offer”) by Savoy Acquisition Corp., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Laboratory Corporation of America Holdings, a Delaware corporation (“LabCorp”), to purchase all outstanding shares of common stock, par value $0.001 per share, of Sequenom, Inc., a Delaware corporation (“Sequenom”), including the associated preferred stock purchase rights (the “Rights”) issued under the Rights Agreement, dated March 3, 2009, as amended, between Sequenom and American Stock Transfer & Trust Company, LLC, as rights agent (such Rights, together with the shares of Sequenom’s common stock, the “Shares”), at a price of $2.40 per Share net to the seller in cash, without interest thereon and subject to any tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 9, 2016 (the “Offer to Purchase”), a copy of which is filed with and attached to the Schedule TO as Exhibit (a)(1)(A) thereto, and the related Letter of Transmittal and instructions thereto, a copy of which is filed with and attached to the Schedule TO as Exhibit (a)(1)(B) thereto, as they may be amended or supplemented from time to time. This Amendment No. 2 is being filed on behalf of Purchaser and LabCorp.

The information set forth in the Schedule TO remains unchanged, except that such information is hereby amended and supplemented to the extent specifically provided herein. All capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Schedule TO.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following paragraphs to the end of Section 15—“Certain Legal Matters—Legal Proceedings” of the Offer to Purchase:

“On August 17, 2016, a putative class action lawsuit was filed by a single plaintiff in the United States District Court for the Southern District of California (Case No. 3:16-cv-02084-JAH-KSC) against Sequenom and individual members of Sequenom’s Board of Directors. The action, styled Shikha Gupta v. Sequenom, Inc., et al., alleges that (i) Sequenom and individual members of Sequenom’s Board of Directors violated Sections 14(e) and 14(d)(4) of the Exchange Act and Rule 14D-9 thereunder by, knowingly or with deliberate recklessness, misrepresenting and/or omitting disclosure of material information in the Recommendation Statement regarding the consideration offered to shareholders via the tender offer, the intrinsic value of Sequenom and potential conflicts of interest on the part of Sequenom’s individual directors and financial advisor and (ii) individual members of Sequenom’s Board of Directors violated Section 20(a) of the Exchange Act as controlling persons who had the ability to prevent the issuance of the Recommendation Statement or to cause it to not be materially false or misleading.

The plaintiff seeks (i) an order certifying the action as a class action and appointing plaintiff as the class representative, (ii) an injunction against the closing of the Offer and the consummation of the proposed merger of Sequenom with Purchaser, unless or until Sequenom discloses the requested information or, in the alternative, to rescind the sale of Sequenom and award plaintiff and the class rescissory damages, (iii) an accounting of all damages suffered as a result of the individual defendants’ alleged wrongdoing in an unspecified amount, (iv) an award of the costs of this action, including reasonable attorneys’ and experts’ fees and (v) such other and further equitable relief as the court deems just and proper.

On August 18, 2016, the plaintiff in the Gupta action filed a motion to enjoin the proposed merger (“Motion for Preliminary Injunction”). On August 19, 2016, the court in the Gupta action issued an order setting a briefing schedule for defendants’ response to the Motion for Preliminary Injunction and scheduling a hearing on the motion for September 1, 2016.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LABORATORY CORPORATION OF AMERICA HOLDINGS

By:	/s/ F. Samuel Eberts III
	Name:	F. Samuel Eberts III
	Title:	Senior Vice President, Chief Legal Officer and Secretary

Dated: August 19, 2016

SAVOY ACQUISITION CORP.

By:	/s/ F. Samuel Eberts III
	Name:	F. Samuel Eberts III
	Title:	President and Secretary

Dated: August 19, 2016